S T A T E M E NT OF FINANCIAL CONDITION

Redburn (USA) LLC
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67320

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redburn (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue 15th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rowan Joseph	(212) 803-7307	rowan.joseph@redburnatlantic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forvis Mazars, LLP

(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rowan Joseph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redburn (USA) LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Head of North America

Title

3/19/2025

Notary Public

KIM L. HADDOCK STATE OF NEW YORK NOTARY PUBLIC Qualified in New York County 01HA6296870 MY COMMISSION EXPIRES 02/10/2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statement and Notes

Year Ended December 31, 2024

Contents



Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors of the Member
Redburn (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 19, 2025

Redburn (USA) LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	14,633,496
Restricted cash equivalents		470,073
Receivable from Parent		2,572,530
Receivable from Affiliate		438,833
Receivable from clearing broker		2,903,921
Prepaid expenses		325,117
Prepaid income taxes		8,072
Operating lease right of use assets		3,820,267
Deferred tax assets		1,062,342
Fixed assets, net of accumulated depreciation and amortization		581,735
Other assets		70,901
Total assets	$	26,887,287

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued compensation and benefits	$	5,195,143
Operating lease liabilities		3,760,426
Accrued professional fees		162,025
Due to Parent		25,861
Due to Affiliate		4,567
Accrued expenses and other liabilities		913,682
Accounts payable		81,532
Accrued income taxes payable		277,801
Total liabilities		10,421,037
Member's equity		16,466,250
Total liabilities and member's equity	$	26,887,287

See accompanying notes to financial statement.

Redburn (USA) LLC
Notes to Financial Statement
December 31, 2024

1. Organization

Redburn (USA) LLC (the "Company") trading under the name Redburn Atlantic was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC. At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. REL is a wholly-owned subsidiary of Rothschild & Co. The liability of the Parent for the losses, debts, and obligations of the Company is limited to its capital contributions. Due to a large portion of revenues being generated via income earned from transfer pricing from its Parent, the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, investment banking, and agency execution for European and U.S. equity securities.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC ("Pershing").

2. Significant Accounting Policies

Basis of Presentation

The financial statement of the Company has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

The Company maintains deposits at two financial institutions with balances that may exceed federally insured limits. At December 31, 2024, the Company had a total of approximately $14,620,000 in excess of the insured limits. The Company has not experienced any losses in such accounts and as of the date of issuance of this financial statement, the Company believes it has mitigated exposure to significant credit risk.

As of December 31, 2024, the Company maintained one money market deposit account of $470,073 to secure a letter of credit on its current New York office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Cash Flow

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of December 31, 2024.

Cash and cash equivalents	$ 14,633,496
Restricted cash equivalents	470,073
Total cash, cash equivalents, and restricted cash equivalents	$ 15,103,569

Receivable from Clearing Broker

Receivable from clearing broker includes a clearing deposit of $1,000,000 that the Company maintains with its clearing broker. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's revenues are derived from the following activities:

Service fee revenue from Parent

The Company passes all non-U.S. equities orders to the Parent in London for execution with the Parent's clearing broker and all U.S. equities orders are executed directly with the Company's clearing broker. The Company collects commissions from executing equities transactions for its customers on a settlement date basis. The Company does not recognize revenue related to its research, investment banking, or execution services. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up of 6.5% on all employment and administrative costs incurred by the Company.

The Company records service fee revenue on a monthly basis as it satisfies its performance obligation to facilitate the effecting of transactions on behalf of the Parent. This service is performed continuously during the month and satisfied over time as the Parent simultaneously receives and consumes the benefits. As of December 31, 2024, the Company had no contract assets or contract liabilities.

2. Significant Accounting Policies (continued)

Shared fee revenue from Affiliate

From time to time, the Company provides advice and services to Rothchild & Co US Inc. ("Affiliate"), in connection with capital market transactions for corporate clients of the Affiliate. The fees are recorded on a transaction by transaction basis. Fees for these transaction services are recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the transaction is canceled.

Interest income

Interest income is earned and recognized over time on cash equivalents, restricted cash equivalents and the Company's clearing deposit with its clearing broker.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in two noncancelable operating leases, for office space. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its leases. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU assets are subsequently measured throughout the lease terms at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

ASC 740, *Income Taxes* ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in the financial statement and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statement.

3. Fixed Assets

Details of fixed assets at December 31, 2024 were as follows:

Computers	$	818,698
Furniture and equipment		357,905
Leasehold improvements		654,902
Subtotal		1,831,505
Less: Accumulated depreciation and amortization		(1,249,770)
Total fixed assets, net of accumulated depreciation and amortization	$	581,735

4. Leases

The Company has two obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases include a termination option for either party to the lease or restrictive financial or other covenants. The Company leases office and storage space in New York City under an operating lease which will expire in October 2032. The office lease is secured by a standby letter of credit that is collateralized by money market deposit account. The Company entered into a new lease in October 2024 for office space in Boston under an operating lease which will expire in August 2027.

Amounts reported on the Statement of Financial Condition as of December 31, 2024 were as follows:

ASC 842 New York City:

Operating lease ROU asset	$	3,672,936
Operating lease liability	$	3,592,266
Operating Lease remaining lease term:		94 months
Weighted-average discount rate Operating lease:		3.25%

ASC 842 Boston:

Operating lease ROU asset	$	147,331
Operating lease liability	$	168,160
Operating Lease remaining lease term:		32 months
Weighted-average discount rate Operating lease:		8.00%

Aggregate future minimum rental payments under operating leases for the years subsequent to December 31, 2024 are approximately as follows:

Years ending December 31:		
2025	$	491,888
2026		493,272
2027		429,347
2028		599,256
2029		599,256
Thereafter		1,697,892
Total minimum lease payments	$	4,310,911
Less: imputed interest		(550,485)
Present value of lease liabilities	$	3,760,426

5. Related Party Transactions

Securities transactions, revenues and receivables from Parent and Affiliate

As described in note 2, the Company receives commissions net of clearing and execution costs on behalf of the Parent in accordance with the transfer pricing agreement. The amount due to the Company from Pershing for commissions net of clearing and execution costs as of December 31, 2024 was $1,903,921 and is included on the Statement of Financial Condition in Receivable from clearing broker.

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. The Company does not recognize these costs as Company expenses because the Parent recognizes these expenses along with the associated revenues.

As of December 31, 2024, the net amount owed to the Company by the Parent related to service fee revenues offset by payments and related costs above was $ 2,572,530 and was included within Receivable from Parent on the Statement of Financial Condition.

As of December 31, 2024, the amount owed to the Company by the Affiliate related to shared fee revenues was $438,833 and was included within Receivable from Affiliate on the Statement of Financial Condition.

Expense reimbursements

Occasionally, the Parent incurs costs on behalf of the Company and is subsequently reimbursed by the Company. As of December 31, 2024, the outstanding balance of $25,861 was included within Due to Parent on the Statement of Financial Condition.

The Affiliate incurred costs on behalf of the Company related to compensation, benefits and other operating costs. As of December 31, 2024, the remaining balance of $ 4,567 was included within Due to Affiliate on the Statement of Financial Condition.

6. Income Taxes

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

As of December 31, 2024, the deferred tax assets were approximately $1,182,000 and deferred tax liabilities were approximately $120,000 and are included in the Statement of Financial Condition within Deferred tax assets.

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses in subsequent years as well as timing differences related to the depreciation of fixed assets. Net deferred tax assets increased by $350,977 as of December 31, 2024 as compared to the balances as of December 31, 2023.

Management believes that it is more likely than not that the net deferred tax assets will be realized and therefore has not applied a valuation allowance against the net deferred tax assets.

As of December 31, 2024, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2021 to 2024 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

7. Contingencies

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for these indemnifications.

From time to time, the Company could be involved in litigations arising in the normal course of business. Management is not aware, at this time, of any amount of reasonably foreseeable losses in connection with such litigations that are reasonably expected to be material to the Company's financial statement.

8. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $12,650 per annum for the calendar year ending December 31, 2024.

As of December 31, 2024, $153,213 of the contributions were payable and included in Accrued compensation and benefits on the Statement of Financial Condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At December 31, 2024, the Company had net capital of $14,918,840 which was $14,668,840 in excess of the minimum net capital required.

10. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) distributing third party research; (2) receiving transaction based compensation from shared fees from Affiliate; and (3) receiving transaction based compensation as a firm commitment underwriter (selling group participant or a best efforts underwriter), or for private placement of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

11. Single Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily of providing third-party research of REL, shared fees from Affiliate, investment banking, and agency execution for European and U.S. equity securities. The Company has identified the Head of North America as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment assets and liabilities are the same as those reported in the Company's Statement of Financial Condition.

12. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was available to be issued, and determined that no subsequent events have occurred that would require adjustments to or disclosure in the financial statement or accompanying notes.